Room 4561

December 8, 2006

Mr. John H. Lowry III
Vice President, Chief Financial Officer,
    Treasurer and Secretary
Catuity Inc.
2711 East Jefferson Avenue
Detroit, Michigan 48207

Re: Preliminary Proxy Statement on Schedule 14A filed December 1, 2006
File No. 0-30045

       This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1, page 2

1.   We note your disclosure that you may use the proceeds from the financing for acquisitions. Please disclose whether you have any plans, proposals or arrangements to use the proceeds for any acquisitions. If so, please disclose by including materially complete descriptions of the future acquisitions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to use the proceeds for any acquisitions.

2.   Please discuss the consequences to the company and your financing transaction if stockholder approval is not obtained for your proposal. Explain the legal consequences of obtaining or not obtaining stockholder approval. We note your disclosure that proceeds from the financing have been used and that payments have been made under the senior notes.

3.   Please confirm that all material terms of the financing transaction and securities issued in the transaction have been disclosed. In particular, we note your reference to full ratchet protection. Please elaborate on this protection and clarify whether such provision equates to a "best-price" provision. Please explain how such a provision may affect current stockholders. Please revise as appropriate.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Maryese Mills-Apenteng at (202) 551-3457 or Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal